Exhibit 99.2

CommonWealth REIT

Third Quarter 2011

*Supplemental Operating
and Financial Data*

Exhibit 99.2

CWH LISTED NYSE



*233 North Michigan Avenue, Chicago, IL.
Square Feet: 1,071,746.*

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS

PAGE/EXHIBIT

CORPORATE INFORMATION

Company Profile	6
Investor Information	8
Research Coverage	9

FINANCIAL INFORMATION

Key Financial Data	11
Condensed Consolidated Balance Sheets	13
Condensed Consolidated Statements of Income	14
Condensed Consolidated Statements of Cash Flows	15
Summary of Equity Investments	16
Debt Summary	17
Debt Maturity Schedule	18
Leverage Ratios, Coverage Ratios and Public Debt Covenants	19
Acquisitions and Dispositions Information Since 1/1/2011	20

PORTFOLIO INFORMATION

Portfolio Summary by Property Type and Major Market	22
Same Property Results of Operations by Property Type	23
Same Property Results of Operations by Major Market	24
Tenant Improvements, Leasing Costs and Capital Improvements	25
Leasing Summary	26
Occupancy and Leasing Analysis by Property Type and Major Market	27
Tenants Representing 1% or More of Total Rent	28
Three Year Lease Expiration Schedule by Property Type	29
Three Year Lease Expiration Schedule by Major Market	30
Portfolio Lease Expiration Schedule	31

EXHIBITS

Calculation of Property Net Operating Income (NOI)	A
Calculation of EBITDA	B
Calculation of Funds from Operations (FFO) and Normalized FFO	C
Calculation of Cash Available for Distribution (CAD)	D
Calculation of Diluted Net Income, FFO, Normalized FFO and Weighted Average Common Shares Outstanding	E



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS, AND



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES.

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,

- OUR PENDING ACQUISITIONS AND DISPOSITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND/OR OTHER CUSTOMARY CLOSING CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES AND SALES MAY BE DELAYED OR MAY NOT OCCUR,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS THAT EXCEED OUR COST OF CAPITAL. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- IF THE AVAILIBILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,

- THE DISTRIBUTIONS WE RECEIVE FROM GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES, AND

- THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA STATES THAT WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH GOV, SENIOR HOUSING PROPERTIES TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



1600 Market Street, Philadelphia, PA.
Square Feet: 825,968.



COMPANY PROFILE

COMPANY PROFILE

The Company:

CommonWealth REIT, or CWH, we, us or our, is a real estate investment trust, or REIT, which primarily owns office and industrial buildings located throughout the United States. The majority of our properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of September 30, 2011, we also owned 30.5 million square feet of industrial and other space, including 17.9 million square feet of leased industrial and commercial lands in Oahu, Hawaii. We also own 1.8 million square feet of office and industrial properties in Australia. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between "security" and "growth". The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our single tenant triple net leased buiildings and our leased lands in Hawaii. The growth part of our portfolio includes our multi-tenant office buildings, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor, and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series C -- CWH-PC
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB

Portfolio Data (as of 9/30/2011) (1):

Total properties	489
Total sq. ft. (000s)	69,399
Percent leased	87.0%

(1) Excludes properties classified in discontinued operations.



COMPANY PROFILE

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2011, RMR managed a large portfolio of publicly owned real estate, including over 1,450 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has over 700 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare properties, and Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of nearly $20 billion as of September 30, 2011. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Portfolio Concentration by Property Type (1)(2):

	9/30/2011 Sq. Ft.	Q3 2011 NOI
CBD Office	25.4%	41.3%
Suburban Office	30.7%	38.2%
Industrial & Other	43.9%	20.5%
Total	100.0%	100.0%

Portfolio Concentration by Major Market (1)(2)(3):

	9/30/2011 Sq. Ft.	Q3 2011 NOI
Metro Philadelphia, PA	7.3%	10.9%
Oahu, HI	25.8%	9.8%
Metro Chicago, IL	5.5%	8.6%
Metro Washington, DC	2.4%	7.2%
Metro Denver, CO	2.9%	5.4%
Australia	2.5%	4.9%
Other markets	53.6%	53.2%
Total	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) See Exhibit A for calculation of NOI.

(3) We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Patrick F. Donelan
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

William A. Lamkin
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or
Carlynn Finn, Senior Manager of Investor Relations, at
(617) 796-8222 or cfinn@cwhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Morgan Keegan
Steve Swett
(212) 508-7585

Citigroup
Michael Bilerman
(212) 816-1383

RBC Capital Markets
David Rodgers
(440) 715-2647

JMP Securities
Mitch Germain
(212) 906-3546

Stifel Nicolaus
John Guinee
(443) 224-1307

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

RBC Capital Markets
Seth Levine
(212) 618-3523

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Credit Suisse
John Giordano
(212) 538-4935

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

1225 17th Street, Denver, CO.
Square feet: 672,465.

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	83,722	72,149	72,139	72,139	72,139
Common shares outstanding (at end of period) -- diluted (1)	91,020	79,447	79,437	79,437	79,437
Preferred shares outstanding (at end of period) (1)	32,180	32,180	21,180	21,180	28,180
Weighted average common shares and units outstanding -- basic	81,536	72,144	72,139	72,139	65,173
Weighted average common shares and units outstanding -- diluted (1)	88,834	79,442	79,437	79,437	72,471
Common Share Data:					
Price at end of period	$ 18.97	$ 25.84	$ 25.97	$ 25.51	$ 25.60
High during period	$ 26.50	$ 27.53	$ 29.10	$ 26.70	$ 28.00
Low during period	$ 17.02	$ 24.17	$ 24.08	$ 23.85	$ 22.89
Annualized dividends paid per share (2)	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) (2)	10.5%	7.7%	7.7%	7.8%	7.8%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) (3)	5.5x	7.1x	7.6x	7.2x	6.9x
Annualized cash available for distribution (CAD) multiple (at end of period) (4)	9.3x	12.3x	11.2x	17.0x	9.8x
Annualized property net operating income (NOI) / total market capitalization (5)	9.3%	8.9%	8.8%	8.5%	9.3%
Selected Balance Sheet Data:					
Total assets	$ 7,458,190	$ 6,959,999	$ 6,689,687	$ 6,588,520	$ 6,373,775
Total liabilities	$ 3,865,893	$ 3,571,825	$ 3,549,902	$ 3,456,830	$ 3,059,930
Gross book value of real estate assets (6)	$ 7,795,073	$ 7,430,553	$ 7,161,100	$ 6,872,423	$ 6,732,706
Equity investments (book value)	$ 178,652	$ 168,871	$ 170,100	$ 171,464	$ 173,721
Total debt / gross book value of real estate assets, plus equity investments (6)	44.6%	43.4%	45.1%	45.5%	40.9%
Book Capitalization:					
Total debt	$ 3,556,535	$ 3,297,769	$ 3,307,207	$ 3,206,066	$ 2,826,691
Plus: total stockholders' equity	3,592,297	3,388,174	3,139,785	3,131,690	3,313,845
Total book capitalization	$ 7,148,832	$ 6,685,943	$ 6,446,992	$ 6,337,756	$ 6,140,536
Total debt / total book capitalization	49.7%	49.3%	51.3%	50.6%	46.0%
Market Capitalization:					
Total debt (book value)	$ 3,556,535	$ 3,297,769	$ 3,307,207	$ 3,206,066	$ 2,826,691
Plus: market value of preferred shares (at end of period)	783,430	763,609	477,316	477,372	662,950
Plus: market value of common shares (at end of period)	1,588,201	1,864,322	1,873,442	1,840,258	1,846,750
Total market capitalization	$ 5,928,166	$ 5,925,700	$ 5,657,965	$ 5,523,696	$ 5,336,391
Total debt / total market capitalization	60.0%	55.7%	58.5%	58.0%	53.0%

(1) As of 9/30/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.
(2) The amounts stated are based on the amounts paid during the periods.
(3) See Exhibit C for calculation of Normalized FFO.
(4) See Exhibit D for calculation of CAD.
(5) See Exhibit A for calculation of NOI.
(6) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Selected Income Statement Data (7):					
Rental income	$ 238,790	$ 222,181	$ 214,362	$ 202,998	$ 218,035
NOI (5)	$ 137,878	$ 132,020	$ 123,955	$ 117,805	$ 124,313
EBITDA (8)	$ 134,637	$ 125,714	$ 119,028	$ 120,247	$ 118,652
NOI margin (9)	57.7%	59.4%	57.8%	58.0%	57.0%
Net income	$ 28,535	$ 19,964	$ 46,612	$ 22,304	$ 65,810
Preferred distributions	$ (13,823)	$ (10,500)	$ (8,839)	$ (9,732)	$ (12,667)
Excess redemption price paid over carrying value of preferred shares	$ -	$ -	$ -	$ (5,921)	$ -
Net income available for common shareholders	$ 14,712	$ 9,464	$ 37,773	$ 6,651	$ 53,143
Normalized FFO (3)	$ 83,868	$ 76,535	$ 70,589	$ 73,543	$ 73,409
Normalized FFO available for common shareholders (3)	$ 70,045	$ 66,035	$ 61,750	$ 63,811	$ 60,742
CAD (4)	$ 41,691	$ 37,796	$ 41,912	$ 27,051	$ 42,733
Common distributions paid	$ 36,074	$ 36,070	$ 36,069	$ 36,069	$ 32,298
Per Share Data (1):					
Net income available for common shareholders -- basic and diluted	$ 0.18	$ 0.13	$ 0.52	$ 0.09	$ 0.82
Normalized FFO available for common shareholders -- basic (3)	$ 0.86	$ 0.92	$ 0.86	$ 0.88	$ 0.93
Normalized FFO available for common shareholders -- diluted (1) (3)	$ 0.86	$ 0.91	$ 0.85	$ 0.88	$ 0.92
CAD (4)	$ 0.51	$ 0.52	$ 0.58	$ 0.37	$ 0.66
Common distributions paid (2)	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Normalized FFO payout ratio	51.5%	54.6%	58.4%	56.5%	53.2%
CAD payout ratio	86.5%	95.4%	86.1%	133.3%	75.6%
Coverage Ratios:					
EBITDA (8) / interest expense	2.7x	2.6x	2.5x	2.6x	2.6x
EBITDA (8) / interest expense and preferred distributions	2.1x	2.1x	2.1x	2.2x	2.0x
Total debt / annualized EBITDA (8)	6.6x	6.6x	6.9x	6.7x	6.0x

(1) As of 9/30/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.
(2) The amounts stated are based on the amounts paid during the periods.
(3) See Exhibit C for calculation of Normalized FFO.
(4) See Exhibit D for calculation of CAD.
(5) See Exhibit A for calculation of NOI.
(6) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.
(7) Prior periods reflect amounts previously reported and excludes retroactive adjustments for 55 properties reclassified from continuing operations during the fourth quarter of 2010 and 13 properties reclassified from continuing operations during the third quarter of 2011.
(8) See Exhibit B for calculation of EBITDA.
(9) NOI margin is defined as NOI as a percentage of rental income.

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)



	As of September 30, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,445,301	$ 1,339,133
Buildings and improvements	5,746,893	5,018,125
	7,192,194	6,357,258
Accumulated depreciation	(932,293)	(850,261)
	6,259,901	5,506,997
Properties held for sale	43,573	114,426
Acquired real estate leases, net	360,293	233,913
Equity investments	178,652	171,464
Cash and cash equivalents	210,673	194,040
Restricted cash	10,102	5,082
Rents receivable, net of allowance for doubtful accounts		
of $12,421 and $12,550, respectively	212,737	191,237
Other assets, net	182,259	171,380
Total assets	$ 7,458,190	$ 6,588,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 235,000	$ -
Senior unsecured debt, net	2,687,600	2,854,540
Mortgage notes payable, net	633,935	351,526
Liabilities related to properties held for sale	463	1,492
Accounts payable and accrued expenses	148,525	123,842
Assumed real estate lease obligations, net	72,619	65,940
Rent collected in advance	35,593	27,988
Security deposits	23,710	22,523
Due to related persons	28,448	8,998
Total liabilities	3,865,893	3,456,849
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable since		
February 15, 2011; 6,000,000 shares issued and outstanding,		
aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after		
May 15, 2016; 11,000,000 and zero shares issued and outstanding,		
respectively, aggregate liquidation preference $275,000	265,391	-
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 83,721,736 and 72,138,686 shares issued and		
outstanding, respectively	837	721
Additional paid in capital	3,613,828	3,348,849
Cumulative net income	2,467,448	2,372,337
Cumulative other comprehensive (loss) income	(21,489)	4,706
Cumulative common distributions	(2,784,169)	(2,675,956)
Cumulative preferred distributions	(462,834)	(432,252)
Total shareholders' equity	3,592,297	3,131,690
Total liabilities and shareholders' equity	$ 7,458,190	$ 6,588,539

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Rental income (1)	$ 238,790	$ 193,059	$ 662,596	$ 572,205
Expenses:				
Operating expenses	100,912	83,023	275,760	240,280
Depreciation and amortization	56,389	42,794	159,072	130,560
General and administrative	11,450	9,704	33,559	28,081
Loss on asset impairment	-	-	-	21,491
Acquisition related costs	4,805	1,559	9,722	2,965
Total expenses	173,556	137,080	478,113	423,377
Operating income	65,234	55,979	184,483	148,828
Interest and other income	369	571	1,428	2,134
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $1,515, $1,784, $5,467 and $5,260, respectively)	(49,423)	(44,192)	(145,037)	(133,716)
Gain (loss) on early extinguishment of debt	310	(796)	310	(796)
Equity in earnings of investees	2,768	1,999	8,390	6,643
Gain on issuance of shares by an equity investee	11,177	18,390	11,177	34,808
Income from continuing operations before income tax expense	30,435	31,951	60,751	57,901
Income tax (expense) benefit	(307)	34	(743)	(329)
Income from continuing operations	30,128	31,985	60,008	57,572
Discontinued operations:				
Income from discontinued operations (1)	653	6,673	2,777	16,877
Loss on asset impairment from discontinued operations	(9,247)	-	(9,247)	-
Loss on early extinghishment of debt from discontinued operations	-	(248)	-	(248)
Gain on sale of properties from discontinued operations	7,001	4,568	41,573	4,568
Income before gain on sale of properties	28,535	42,978	95,111	78,769
Gain on sale of properties	-	22,832	-	34,336
Net income	28,535	65,810	95,111	113,105
Preferred distributions	(13,823)	(12,667)	(33,162)	(38,001)
Net income available for common shareholders	$ 14,712	$ 53,143	$ 61,949	$ 75,104
Weighted average common shares outstanding -- basic	81,536	65,173	75,307	62,198
Weighted average common shares outstanding -- diluted (2)	88,834	72,471	82,605	69,496
Earnings per common share:				
Income from continuing operations available for common shareholders -- basic and diluted (2)	$ 0.20	$ 0.65	$ 0.36	$ 0.87
(Loss) income from discontinued operations -- basic and diluted (2)	$ (0.02)	$ 0.17	$ 0.47	$ 0.34
Net income available for common shareholders -- basic and diluted (2)	$ 0.18	$ 0.82	$ 0.82	$ 1.21
Additional Data:				
General and administrative expenses / rental income	4.80%	5.03%	5.06%	4.91%
General and administrative expenses / total assets (at end of period)	0.15%	0.15%	0.45%	0.44%
Continuing Operations:				
Non cash straight line rent adjustments (1)	$ 7,747	$ 3,137	$ 23,187	$ 7,426
Lease value amortization (1)	$ (2,406)	$ (1,676)	$ (5,383)	$ (4,498)
Lease termination fees included in rental income	$ 1,970	$ 554	$ 3,716	$ 1,839
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments (1)	$ 59	$ 323	$ 636	$ 637
Lease value amortization (1)	$ (71)	$ (247)	$ (241)	$ (713)
Lease termination fees included in rental income	$ 6	$ -	$ 6	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

(2) As of 9/30/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Nine Months Ended	
	9/30/2011	9/30/2010
Cash flows from operating activities:		
Net income	$ 95,111	$ 113,105
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	123,324	117,575
Net amortization of debt discounts, premiums and deferred financing fees	5,467	5,644
Amortization of acquired real estate leases	33,654	23,420
Other amortization	12,186	12,216
Loss on asset impairment	9,247	21,491
(Gain) loss on early extinguishment of debt	(310)	1,044
Equity in earnings of investees	(8,390)	(6,643)
Gain on issuance of shares by an equity investee	(11,177)	(34,808)
Distributions of earnings from investees	8,279	6,660
Gain on sale of properties	(41,573)	(38,904)
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(5,020)	5,808
Increase in rents receivable and other assets	(56,972)	(36,581)
Increase (decrease) in accounts payable and accrued expenses	15,356	(10,951)
Increase in rent collected in advance	6,667	2,049
Increase (decrease) in security deposits	2,072	(59)
Increase in due to related persons	18,271	17,293
Cash provided by operating activities	206,192	198,359
Cash flows from investing activities:		
Real estate acquisitions and improvements	(829,520)	(406,983)
Investment in direct financing lease, net	(38,635)	-
Principal payments received from direct financing lease	3,643	-
Principal payments received from real estate mortgage receivable	8,183	-
Proceeds from investment in marketable pass through certificates	-	8,000
Proceeds from sale of properties, net	263,170	230,911
Distributions in excess of earnings from investees	4,159	5,379
Investment in Affiliates Insurance Company	-	(75)
Increase in restricted cash	-	(1,221)
Cash used in investing activities	(589,000)	(163,989)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	264,056	430,778
Proceeds from issuance of preferred shares, net	265,391	-
Proceeds from borrowings	750,000	1,148,632
Payments on borrowings	(738,904)	(1,317,027)
Deferred financing fees	(853)	(9,565)
Distributions to common shareholders	(108,213)	(90,168)
Distributions to preferred shareholders	(30,582)	(38,001)
Purchase of noncontrolling equity interest	-	(2,500)
Cash provided by financing activities	400,895	122,149
Effect of exchange rate changes on cash	(1,454)	-
Increase in cash and cash equivalents	16,633	156,519
Cash and cash equivalents at beginning of period	194,040	18,204
Cash and cash equivalents at end of period	$ 210,673	$ 174,723
Supplemental cash flow information:		
Interest paid	$ 151,259	$ 142,311
Taxes paid	$ 403	$ 543
Non-cash investing activities:		
Real estate acquisitions	$ (321,235)	$ -
Investment in real estate mortgage receivable	-	(8,288)
Non-cash financing activities:		
Issuance of common shares	$ 1,039	$ 896
Assumption of mortgage notes payable	321,235	-



SUMMARY OF EQUITY INVESTMENTS

(dollars in thousands)

	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Common shares owned by CWH:					
Government Properties Income Trust (1)	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company (2)	20,000	20,000	20,000	20,000	20,000
Percent owned by CWH:					
Government Properties Income Trust (1)	21.1%	24.6%	24.6%	24.6%	24.6%
Affiliates Insurance Company (2)	14.3%	14.3%	14.3%	14.3%	14.3%
Percent of CWH's total assets (book value):					
Government Properties Income Trust (1)	2.3%	2.4%	2.5%	2.5%	2.6%
Affiliates Insurance Company (2)	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.4%	2.5%	2.6%	2.6%	2.7%
Carrying book value on CWH's balance sheet:					
Government Properties Income Trust (1)	$ 173,407	$ 163,669	$ 164,983	$ 166,388	$ 168,663
Affiliates Insurance Company (2)	5,245	5,202	5,117	5,076	5,058
Total	$ 178,652	$ 168,871	$ 170,100	$ 171,464	$ 173,721
Market value of shares owned by CWH:					
Government Properties Income Trust (1)	$ 214,025	$ 268,849	$ 267,257	$ 266,561	$ 265,665
Affiliates Insurance Company (2)	N/A	N/A	N/A	N/A	N/A
Total	$ 214,025	$ 268,849	$ 267,257	$ 266,561	$ 265,665

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Equity in earnings (loss) of investees:				
Government Properties Income Trust (1)	$ 2,740	$ 1,964	$ 8,279	$ 6,660
Affiliates Insurance Company (2)	28	35	111	(17)
	$ 2,768	$ 1,999	$ 8,390	$ 6,643
EBITDA from investees:				
Government Properties Income Trust (1)	$ 5,818	$ 4,722	$ 17,171	$ 14,217
Affiliates Insurance Company (2)	28	35	111	(17)
	$ 5,846	$ 4,757	$ 17,282	$ 14,200
FFO from investees:				
Government Properties Income Trust (1)	$ 4,890	$ 3,509	$ 14,365	$ 11,319
Affiliates Insurance Company (2)	28	35	111	(17)
	$ 4,918	$ 3,544	$ 14,476	$ 11,302
Normalized FFO from investees:				
Government Properties Income Trust (1)	$ 5,114	$ 4,188	$ 15,064	$ 12,664
Affiliates Insurance Company (2)	28	35	111	(17)
	$ 5,142	$ 4,223	$ 15,175	$ 12,647
Cash distributions from investees:				
Government Properties Income Trust (1)	$ 4,179	$ 4,079	$ 12,438	$ 12,039
Affiliates Insurance Company (2)	-	-	-	-
	$ 4,179	$ 4,079	$ 12,438	$ 12,039

(1) In July 2011, Government Properties Income Trust, or GOV, issued 6,500,000 common shares in a public offering for $25.40 per common share, raising net proceeds of approximately $157,900. As a result of this transaction, CWH's ownership percentage in GOV was reduced from 24.6% prior to this transaction to 21.1% after this transaction, and because GOV issued shares at a price per share above CWH's carrying value per share, CWH recognized a gain of $11,177.

(2) Affiliates Insurance Company is a private company.



DEBT SUMMARY
(dollars in thousands)

		Coupon Rate	Interest Rate (1)	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:							
Secured debt	Two properties in Stafford, VA	7.310%	1.280%	$ 5,501	2/1/2012	$ 5,404	0.3
Secured debt	Two properties in Rochester, NY	6.000%	6.000%	4,675	10/11/2012	4,507	1.0
Secured debt	One property in Macon, GA	4.950%	6.280%	12,728	5/11/2014	11,930	2.6
Secured debt	One property in St. Cloud, MN	5.990%	5.990%	8,605	2/1/2015	7,580	3.3
Secured debt	Two properties in Stafford, VA	5.780%	2.280%	9,323	5/1/2015	8,268	3.6
Secured debt	One property in Lenexa, KS	5.760%	7.000%	7,920	5/1/2016	6,116	4.6
Secured debt	One property in Jacksonville, FL	6.030%	8.000%	41,455	5/11/2016	38,994	4.6
Secured debt	One property in Birmingham, AL	7.360%	5.610%	11,876	8/1/2016	9,333	4.8
Secured debt	Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	5.6
Secured debt	Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	5.7
Secured debt	One property in Philadelphia, PA (2)	2.855%	5.660%	175,000	12/2/2019	160,710	8.2
Secured debt	One property in North Haven, CT	6.750%	5.240%	4,110	3/1/2022	-	10.4
Secured debt	One property in Morgan Hill, CA	6.140%	8.000%	13,741	1/5/2023	-	11.3
Secured debt	One property in East Windsor, CT	5.710%	5.240%	8,103	3/1/2026	-	14.4
Secured debt	Two properties in Morgan Hill, CA	6.060%	8.000%	13,043	11/10/2027	-	16.1
	Total / weighted average secured fixed rate debt	4.975%	5.317%	$ 622,355		$ 559,117	6.6
Unsecured Debt:							
Unsecured Floating Rate Debt:							
	Revolving credit facility (LIBOR + 200 bps) (3)	2.240%	2.240%	$ 235,000	8/8/2013	$ 235,000	1.9
	Term loan (LIBOR + 200 bps) (4)	2.240%	2.240%	400,000	12/15/2015	400,000	4.2
	Total / weighted average unsecured floating rate debt	2.240%	2.240%	$ 635,000		$ 635,000	3.3
Unsecured Fixed Rate Debt:							
	Senior notes due 2012	6.950%	7.179%	150,680	4/1/2012	150,680	0.5
	Senior notes due 2013	6.500%	6.693%	190,980	1/15/2013	190,980	1.3
	Senior notes due 2014	5.750%	5.828%	244,655	2/15/2014	244,655	2.4
	Senior notes due 2015	6.400%	6.601%	186,000	2/15/2015	186,000	3.4
	Senior notes due 2015	5.750%	5.790%	250,000	11/1/2015	250,000	4.1
	Senior notes due 2016	6.250%	6.470%	400,000	8/15/2016	400,000	4.9
	Senior notes due 2017	6.250%	6.279%	250,000	6/15/2017	250,000	5.7
	Senior notes due 2018	6.650%	6.768%	250,000	1/15/2018	250,000	6.3
	Senior notes due 2019	7.500%	7.863%	125,000	11/15/2019	125,000	8.1
	Senior notes due 2020	5.875%	6.166%	250,000	9/15/2020	250,000	9.0
	Total / weighted average unsecured fixed rate debt	6.292%	6.458%	$ 2,297,315		$ 2,297,315	4.7
	Total / weighted average unsecured debt	5.414%	5.544%	$ 2,932,315		$ 2,932,315	4.4
Summary Debt:							
Total / weighted average secured fixed rate debt		4.975%	5.317%	$ 622,355		$ 559,117	6.6
Total / weighted average unsecured floating rate debt		2.240%	2.240%	635,000		635,000	3.3
Total / weighted average unsecured fixed rate debt		6.292%	6.458%	2,297,315		2,297,315	4.7
Total / weighted average debt		5.337%	5.505%	$ 3,554,670 (5)		$ 3,491,432	4.8

(1) Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

(2) Interest is payable at a spread over LIBOR but has been fixed through December 1, 2016 under a cash flow hedge which sets the rate at approximately 5.66%. No principal repayment is required for the first three years, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 9/30/2011.

(3) Represents amounts outstanding on CWH's $750 million revolving credit facility at 9/30/2011. Interest rate at 9/30/2011. In October 2011, CWH's revolving credit facility was amended to extend the maturity date to 10/19/2015 and reduce interest on borrowings to LIBOR plus 125 basis points.

(4) Represents amounts outstanding on CWH's term loan at 9/30/2011. Interest rate at 9/30/2011. In October 2011, CWH amended its term loan to increase borrowings to $557,000 and, for $500,000 of the term loan, extend the maturity date to 12/15/2016 and reduce interest paid on borrowings to LIBOR plus 150 basis points. CWH has agreed to repay on 12/16/2012 lenders representing $57,000 who were unable to commit to amended terms.

(5) Total debt as of 9/30/2011, net of unamortized premiums and discounts, was $3,556,535.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt (1)	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total (2)	Weighted Average Interest Rate
		Scheduled Principal Payments During Period			
2011	$ -	$ -	$ 1,170	$ 1,170	6.2%
2012	-	150,680	14,246	164,926	6.9%
2013	235,000	190,980	6,073	432,053	4.2%
2014	-	244,655	18,187	262,842	5.7%
2015	400,000	436,000	21,919	857,919	4.3%
2016	-	400,000	59,768	459,768	6.2%
2017	-	250,000	311,214	561,214	5.9%
2018	-	250,000	5,283	255,283	6.6%
2019	-	125,000	166,359	291,359	6.5%
2020	-	250,000	3,320	253,320	5.9%
Thereafter	-	-	14,816	14,816	6.0%
Total	$ 635,000	$ 2,297,315	$ 622,355	$ 3,554,670	5.5%
Percent	17.9%	64.6%	17.5%	100.0%	

(1) Represents amounts outstanding as of 9/30/2011. In October 2011, CWH amended its $750,000 credit facility to extend the maturity date to 10/19/2015. In October 2011, CWH also amended its $400,000 term loan to increase the amount outstanding to $557,000; $500,000 matures on 12/15/2016 and CWH has agreed to repay $57,000 on 12/16/2012.

(2) Total debt as of 9/30/2011, net of unamortized premiums and discounts, was $3,556,535.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Leverage Ratios:					
Total debt / total assets	47.7%	47.4%	49.4%	48.7%	44.3%
Total debt / gross book value of real estate assets (1)	45.6%	44.4%	46.2%	46.7%	42.0%
Total debt / gross book value of real estate assets, plus equity investments (1)	44.6%	43.4%	45.1%	45.5%	40.9%
Total debt / total book capitalization	49.7%	49.3%	51.3%	50.6%	46.0%
Total debt / total market capitalization	60.0%	55.7%	58.5%	58.0%	53.0%
Secured debt / total assets	8.5%	5.5%	5.2%	5.3%	5.5%
Variable rate debt / total debt	17.9%	19.1%	20.3%	17.7%	6.0%
Variable rate debt / total assets	8.5%	9.1%	10.0%	8.6%	2.6%
Coverage Ratios:					
EBITDA (2) / interest expense	2.7x	2.6x	2.5x	2.6x	2.6x
EBITDA (2) / interest expense + preferred distributions	2.1x	2.1x	2.1x	2.2x	2.0x
Total debt / annualized EBITDA (2)	6.6x	6.6x	6.9x	6.7x	6.0x
Public Debt Covenants (3):					
Debt / adjusted total assets (maximum 60%)	42.2%	41.6%	43.4%	42.7%	39.1%
Secured debt / adjusted total assets (maximum 40%)	7.5%	4.8%	4.6%	4.7%	4.9%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.5x	2.6x	2.5x	2.5x	2.7x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	253.9%	248.8%	235.8%	240.2%	265.8%

(1) Gross book value of real estate assets is real estate properties, at cost, including properties held for sale, plus purchase price allocations and acquisition costs less impairment writedowns, if any.

(2) See Exhibit B for calculation of EBITDA.

(3) Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.



ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price (1)	Purchase Price (1) / Sq. Ft.	Cap Rate (2)	Weighted Average Remaining Lease Term (3)	Percent Leased (4)	Major Tenant
Jan-11	Boca Raton, FL	Suburban Office	3	640	$ 171,000	$ 267	9.7%	12.8	100.0%	Office Depot, Inc.
Jan-11	Columbia, SC	Suburban Office	1	115	12,025	105	9.4%	4.8	98.9%	Palmetto Health
Jan-11	Chelmsford, MA	Suburban Office	1	98	10,000	102	9.3%	5.2	100.0%	Comcast Corporation
Feb-11	Montvale, NJ	Suburban Office	1	119	20,600	173	11.1%	6.4	100.0%	Thomson Medical
Mar-11	Phoenix, AZ	CBD Office	4	1,063	136,500	128	8.3%	9.8	91.8%	Pinnacle West Capital Corporation
May-11	Chicago, IL	CBD Office	1	1,070	162,202	152	9.2%	6.6	85.4%	GSA Department of Health & Human Services
Jun-11	Stafford, VA	Suburban Office	4	149	25,725	173	11.0%	1.7	100.0%	Battelle Memorial Institute
Jun-11	Folsom, CA	Suburban Office	4	269	46,300	172	9.1%	3.6	93.1%	Verizon Wireless
Jul-11	Birmingham, AL	CBD Office	1	515	68,500	133	9.7%	8.7	76.0%	Burr & Foreman LLP
Aug-11	Chicago, IL	CBD Office	2	1,511	390,000	258	8.1%	8.1	98.1%	Level 3 Communications
Aug-11	New Orleans, LA	CBD Office	1	1,257	102,000	81	10.7%	4.9	88.2%	Royal Dutch Shell plc
	Total / Weighted Average		23	6,806	$ 1,144,852	$ 168	9.0%	8.1	91.7%	

Dispositions:

Date Sold	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price (1)	Original Purchase Price (1)	Sale Price (1) / Sq. Ft.	Original Purchase Price (1) / Sq. Ft.	Sale Price Multiple of Original Purchase Price	Book Gain (Loss) on Sale
Jan-11	Boston, MA	CBD Office	1	99	$ 28,446	$ 14,492	$ 287	$ 146	2.0x	$ 11,469
Jan-11	Austin, TX	Suburban Office	1	66	7,053	4,588	107	70	1.5x	951
Jan-11	King of Prussia, PA	Suburban Office	1	31	3,949	3,500	127	113	1.1x	573
Jan-11	Greensburg, PA	Industrial & Other	1	235	13,306	7,675	57	33	1.7x	5,198
Jan-11	Manchester, NH	Suburban Office	1	211	25,343	22,000	120	104	1.2x	7,510
Jan-11	Atlanta, GA	Suburban Office	1	95	17,773	11,259	187	119	1.6x	8,965
Feb-11	Adairsville, GA	Industrial & Other	1	101	2,275	4,144	23	41	0.5x	(94)
Sep-11	Phoenix, AZ	Suburban Office	1	97	9,085	10,359	94	107	0.9x	(294)
Sep-11	Fremont, CA	Suburban Office	1	122	18,821	18,924	154	155	1.0x	(225)
Sep-11	Fremont, CA	Suburban Office	1	94	18,253	14,531	194	155	1.3x	4,834
Sep-11	Fremont, CA	Suburban Office	1	76	14,913	11,768	196	155	1.3x	4,072
Sep-11	Waukegan, IL	Suburban Office	1	100	15,064	17,643	151	176	0.9x	(167)
Sep-11	Waukegan, IL	Suburban Office	1	98	14,980	17,407	153	178	0.9x	(288)
Sep-11	Roseville, MN	Suburban Office	1	24	1,653	1,817	69	76	0.9x	(844)
Sep-11	Mineola, NY	Suburban Office	1	256	37,224	33,977	145	133	1.1x	3,195
Sep-11	DeWitt, NY	Suburban Office	1	64	6,246	6,651	98	104	0.9x	220
Sep-11	Solon, OH	Industrial & Other	1	107	3,390	3,444	32	32	1.0x	(85)
Sep-11	Plymouth Meeting, PA	Suburban Office	1	92	11,456	8,730	125	95	1.3x	1,732
Sep-11	Fort Washington, PA	Suburban Office	1	65	7,381	8,755	114	135	0.8x	(1,897)
Sep-11	Columbia, SC	Suburban Office	1	115	8,534	12,025	74	105	0.7x	(3,252)
	Total		20	2,148	$ 265,145	$ 233,689	$ 123	$ 109	1.1x	$ 41,573

(1) Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.
(2) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses to the Purchase Price on the date of acquisition.
(3) Average remaining lease term based on rental income as of the date acquired.
(4) Percent leased as of the date acquired.

PORTFOLIO INFORMATION



Milwaukee Center Office Tower, Milwaukee, WI.
Square Feet: 373,669.



PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET (1)

(sq. ft. and dollars in thousands)

Number of Properties As of September 30, 2011

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	5	10	-	15	3.1%
Oahu, HI	-	-	57	57	11.7%
Metro Chicago, IL	3	6	1	10	2.0%
Metro Washington, DC	3	16	-	19	3.9%
Metro Denver, CO	1	6	1	8	1.6%
Australia	1	-	10	11	2.2%
Other markets	31	228	110	369	75.5%
Total	44	266	179	489	100.0%
% of Total	9.0%	54.4%	36.6%	100.0%	

Total Square Feet As of September 30, 2011

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	4,591	462	-	5,053	7.3%
Oahu, HI	-	-	17,896	17,896	25.8%
Metro Chicago, IL	2,582	1,164	104	3,850	5.5%
Metro Washington, DC	428	1,216	-	1,644	2.4%
Metro Denver, CO	672	789	553	2,014	2.9%
Australia	314	-	1,442	1,756	2.5%
Other markets	9,067	17,629	10,490	37,186	53.6%
Total	17,654	21,260	30,485	69,399	100.0%
% of Total	25.4%	30.7%	43.9%	100.0%	

Annualized Rental Income for the Three Months Ended September 30, 2011 (2)

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 115,595	$ 4,944	$ -	$ 120,539	12.4%
Oahu, HI	-	-	75,618	75,618	7.8%
Metro Chicago, IL	78,263	27,008	408	105,679	10.9%
Metro Washington, DC	13,562	28,980	-	42,542	4.4%
Metro Denver, CO	18,157	15,304	9,036	42,497	4.4%
Australia	18,972	-	12,734	31,706	3.3%
Other markets	200,582	285,543	65,150	551,275	56.8%
Total	$ 445,131	$ 361,779	$ 162,946	$ 969,856	100.0%
% of Total	45.9%	37.3%	16.8%	100.0%	

NOI for the Three Months Ended September 30, 2011 (3)

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 14,854	$ 249	$ -	$ 15,103	10.9%
Oahu, HI	-	-	13,588	13,588	9.8%
Metro Chicago, IL	8,044	3,683	104	11,831	8.6%
Metro Washington, DC	3,942	5,957	-	9,899	7.2%
Metro Denver, CO	3,136	3,085	1,191	7,412	5.4%
Australia	4,296	-	2,438	6,734	4.9%
Other markets	22,613	39,667	11,031	73,311	53.2%
Total	$ 56,885	$ 52,641	$ 28,352	$ 137,878	100.0%
% of Total	41.3%	38.2%	20.5%	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to signed leases as of 9/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.
(3) See Exhibit A for calculation of NOI.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended (1)		As of and For the Nine Months Ended (2)	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Number of Properties:				
CBD Office	34	34	34	34
Suburban Office	238	238	232	232
Industrial & Other	160	160	160	160
Total	432	432	426	426
Square Feet:				
CBD Office	11,334	11,334	11,334	11,334
Suburban Office	18,027	18,027	17,079	17,079
Industrial & Other	28,873	28,873	28,873	28,873
Total	58,234	58,234	57,286	57,286
Percent Leased (3):				
CBD Office	87.0%	87.7%	87.0%	87.7%
Suburban Office	77.1%	80.5%	76.1%	79.7%
Industrial & Other	91.0%	93.3%	91.0%	93.3%
Total	85.9%	88.2%	85.8%	88.1%
Rental Income (4):				
CBD Office	73,028	71,174	214,370	213,875
Suburban Office	$ 73,260	$ 77,483	$ 202,581	$ 213,609
Industrial & Other	35,837	36,872	105,913	110,275
Total	$ 182,125	$ 185,529	$ 522,864	$ 537,759
Property Net Operating Income (NOI) (5):				
CBD Office	38,069	36,015	113,172	111,479
Suburban Office	$ 38,169	$ 43,404	$ 104,455	$ 119,404
Industrial & Other	25,306	26,812	74,548	80,654
Total	$ 101,544	$ 106,231	$ 292,175	$ 311,537
NOI % Growth:				
CBD Office	5.7%		1.5%	
Suburban Office	-12.1%		-12.5%	
Industrial & Other	-5.6%		-7.6%	
Total	-4.4%		-6.2%	

(1) Based on properties owned continuously since 7/1/2010 and excludes properties classified in discontinued operations.
(2) Based on properties owned continuously since 1/1/2010 and excludes properties classified in discontinued operations.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for calculation of NOI.



SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (1)		As of and For the Nine Months Ended (2)	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Number of Properties:				
Metro Philadelphia, PA	15	15	15	15
Oahu, HI	57	57	57	57
Metro Chicago, IL	5	5	5	5
Metro Washington, DC	13	13	13	13
Metro Denver, CO	8	8	7	7
Australia	-	-	-	-
Other markets	334	334	329	329
Total	432	432	426	426
Square Feet:				
Metro Philadelphia, PA	5,053	5,053	5,053	5,053
Oahu, HI	17,896	17,896	17,896	17,896
Metro Chicago, IL	636	636	636	636
Metro Washington, DC	1,377	1,377	1,377	1,377
Metro Denver, CO	2,014	2,014	1,765	1,765
Australia	-	-	-	-
Other markets	31,258	31,258	30,559	30,559
Total	58,234	58,234	57,286	57,286
Percent Leased (3):				
Metro Philadelphia, PA	82.9%	84.5%	82.9%	84.5%
Oahu, HI	94.1%	95.4%	94.1%	95.4%
Metro Chicago, IL	70.7%	99.2%	70.7%	99.2%
Metro Washington, DC	83.5%	82.4%	83.5%	82.4%
Metro Denver, CO	87.3%	91.4%	85.5%	90.1%
Australia	-%	-%	-%	-%
Other markets	82.0%	84.6%	81.8%	84.4%
Total	85.9%	88.2%	85.8%	88.1%
Rental Income (4):				
Metro Philadelphia, PA	$ 30,547	$ 29,791	$ 89,736	$ 89,687
Oahu, HI	18,190	18,114	54,872	54,457
Metro Chicago, IL	3,595	3,557	11,287	10,018
Metro Washington, DC	9,997	8,594	27,907	25,999
Metro Denver, CO	11,327	11,141	27,799	27,352
Australia	-	-	-	-
Other markets	108,469	114,332	311,263	330,246
Total	$ 182,125	$ 185,529	$ 522,864	$ 537,759
Property Net Operating Income (NOI) (5):				
Metro Philadelphia, PA	$ 15,103	$ 14,785	$ 44,303	$ 45,030
Oahu, HI	13,589	13,542	40,803	40,569
Metro Chicago, IL	2,204	2,530	7,446	7,061
Metro Washington, DC	6,806	5,511	18,809	16,571
Metro Denver, CO	7,412	7,383	17,045	17,011
Australia	-	-	-	-
Other markets	56,430	62,480	163,769	185,295
Total	$ 101,544	$ 106,231	$ 292,175	$ 311,537
NOI % Growth:				
Metro Philadelphia, PA	2.2%		-1.6%	
Oahu, HI	0.3%		0.6%	
Metro Chicago, IL	-12.9%		5.5%	
Metro Washington, DC	23.5%		13.5%	
Metro Denver, CO	0.4%		0.2%	
Australia	-%		-%	
Other markets	-9.7%		-11.6%	
Total	-4.4%		-6.2%	

(1) Based on properties owned continuously since 7/1/2010 and excludes properties classified in discontinued operations.

(2) Based on properties owned continuously since 1/1/2010 and excludes properties classified in discontinued operations.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(4) Includes some triple net lease rental income.

(5) See Exhibit A for calculation of NOI.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.



TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Tenant improvements (TI)	$ 12,547	$ 15,562	$ 9,163	$ 14,807	$ 9,803
Leasing costs (LC)	8,035	5,024	4,841	11,069	5,749
Total TI and LC	20,582	20,586	14,004	25,876	15,552
Building improvements (1)	4,947	3,701	1,941	10,447	2,918
Development, redevelopment and other activities (2)	7,767	7,915	1,633	8,738	5,942
Total capital improvements, including TI and LC	$ 33,296	$ 32,202	$ 17,578	$ 45,061	$ 24,412
Sq. ft. beginning of period (3)	70,355	68,861	67,744	66,585	67,576
Sq. ft. end of period (3)	72,287	70,355	68,861	67,744	66,585
Average sq. ft. during period (3)	71,321	69,608	68,303	67,165	67,081
Building improvements per average sq. ft. during period	$ 0.07	$ 0.05	$ 0.03	$ 0.16	$ 0.04

(1) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(2) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(3) Square feet includes properties held for sale at the end of each period.

LEASING SUMMARY (1)



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Properties	489	499	490	481	519
Total sq. ft. (2)	69,399	67,467	65,973	64,018	66,506
Percentage leased	87.0%	87.5%	87.5%	87.7%	86.4%
Leasing Activity (sq. ft.):					
New leases	423	549	678	671	733
Renewals	1,459	712	771	1,550	1,287
Total	1,882	1,261	1,449	2,221	2,020
% Change in GAAP Rent (3):					
New leases	16%	8%	18%	-7%	14%
Renewals	-4%	-2%	-3%	-4%	-2%
Weighted average	1%	2%	8%	-5%	3%
Capital Commitments (4):					
New leases	$ 9,539	$ 12,723	$ 11,265	$ 12,901	$ 19,427
Renewals	18,777	7,083	4,258	8,714	6,911
Total	$ 28,316	$ 19,806	$ 15,523	$ 21,615	$ 26,338
Capital Commitments per Sq. Ft. (4):					
New leases	$ 22.55	$ 23.17	$ 16.62	$ 19.23	$ 26.50
Renewals	$ 12.87	$ 9.95	$ 5.52	$ 5.62	$ 5.37
Total	$ 15.05	$ 15.71	$ 10.71	$ 9.73	$ 13.04
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	6.6	6.9	5.8	7.1	6.8
Renewals	8.7	5.7	6.4	6.9	5.2
Total	8.1	6.2	6.0	6.9	5.8
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.42	$ 3.36	$ 2.86	$ 2.71	$ 3.90
Renewals	$ 1.48	$ 1.75	$ 0.86	$ 0.81	$ 1.03
Total	$ 1.86	$ 2.53	$ 1.79	$ 1.41	$ 2.25

(1) Prior periods reflect amounts previously reported and exclude retroactive adjustments for one property reclassified from continuing operations during the third quarter of 2010, 55 properties reclassified from continuing operations during the fourth quarter of 2010 and 13 properties reclassified from continuing operations during the third quarter of 2011.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET (1)

(dollars and sq. ft. in thousands)



Property Type/Market	Total Sq. Ft. As of 9/30/2011	Sq. Ft. Leases Executed During Three Months Ended 9/30/2011		
		New	Renewals	Total
CBD Office	17,654	115	586	701
Suburban Office	21,260	248	383	631
Industrial & Other	30,485	60	490	550
Total	69,399	423	1,459	1,882
Metro Philadelphia, PA	5,053	12	41	53
Oahu, HI	17,896	17	100	117
Metro Chicago, IL	3,850	20	-	20
Metro Washington, DC	1,644	7	44	51
Metro Denver, CO	2,014	9	3	12
Australia	1,756	-	-	-
Other markets	37,186	358	1,271	1,629
Total	69,399	423	1,459	1,882

	Sq. Ft. Leased						
	As of 6/30/2011	6/30/2011 % Leased (2)	Expired	New and Renewals	Acquisitions / (Sales)	As of 9/30/2011	9/30/2011 % Leased
CBD Office	12,640	87.9%	(714)	701	2,997	15,624	88.5%
Suburban Office	18,386	81.8%	(880)	631	(1,140)	16,997	79.9%
Industrial & Other	28,002	91.5%	(665)	550	(107)	27,780	91.1%
Total	59,028	87.5%	(2,259)	1,882	1,750	60,401	87.0%
Metro Philadelphia, PA	4,334	83.2%	(52)	53	(145)	4,190	82.9%
Oahu, HI	16,925	94.5%	(203)	117	-	16,839	94.1%
Metro Chicago, IL	2,296	90.5%	(182)	20	1,285	3,419	88.8%
Metro Washington, DC	1,404	85.4%	(57)	51	-	1,398	85.0%
Metro Denver, CO	1,856	92.2%	(110)	12	-	1,758	87.3%
Australia	1,667	95.0%	2	-	-	1,669	95.0%
Other markets	30,546	83.9%	(1,657)	1,629	610	31,128	83.7%
Total	59,028	87.5%	(2,259)	1,882	1,750	60,401	87.0%

(1) Excludes properties classified in discontinued operations, unless otherwise noted.

(2) Based on total sq. ft. as of June 30, 2011 as previously reported; excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT (1)

(sq. ft. in thousands)

	Tenant	Sq. Ft. (2)	% of Total Sq. Ft. (2)	% of Annualized Rental Income (3)	Expiration
1	Telstra Corporation Limited	311	0.5%	1.9%	2020
2	U.S. Government (4)	646	1.1%	1.9%	2011 to 2031
3	Office Depot, Inc.	651	1.1%	1.8%	2016 and 2023
4	Expedia, Inc.	357	0.6%	1.7%	2018
5	PNC Financial Services Group	593	1.0%	1.6%	2012 to 2021
6	John Wiley & Sons, Inc.	342	0.6%	1.6%	2017
7	Wells Fargo Bank	575	1.0%	1.6%	2011 to 2022
8	GlaxoSmithKline plc	608	1.0%	1.5%	2013
9	The Bank of New York Mellon Corp.	398	0.7%	1.2%	2011 to 2021
10	Royal Dutch Shell plc	631	1.0%	1.2%	2012 and 2016
11	Jones Day (law firm)	403	0.7%	1.1%	2012 and 2026
12	Ballard Spahr Andrews & Ingersoll (law firm)	269	0.4%	1.0%	2012 and 2015
13	JDA Software Group, Inc.	283	0.5%	1.0%	2011, 2012 and 2022
14	Flextronics International Ltd.	896	1.5%	1.0%	2014
	Total	6,963	11.7%	20.1%	

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 9/30/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 9/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(4) Including CWH's 21.1% pro rata ownership of GOV as of September 30, 2011, the U.S. Government represents 1,885 sq. ft., or 3.1% of total sq. ft. and 4.7% of total rental income.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE (1)

(dollars and sq. ft. in thousands)



	Total as of 9/30/2011		2011		2012		2013		2014 and Thereafter
CBD Office:									
Total sq. ft.	17,654								
Leased sq. ft. (2)	15,624		281		1,377		1,577		12,389
Percent	100.0%		1.8%		8.8%		10.1%		79.3%
Annualized rental income (3)	$ 445,131	$	6,072	$	37,601	$	42,377	$	359,081
Percent	100.0%		1.4%		8.4%		9.5%		80.7%
Suburban Office:									
Total sq. ft.	21,260								
Leased sq. ft. (2)	16,997		1,116		2,538		2,045		11,298
Percent	100.0%		6.6%		14.9%		12.0%		66.5%
Annualized rental income (3)	$ 361,779	$	20,041	$	55,444	$	39,558	$	246,736
Percent	100.0%		5.5%		15.3%		10.9%		68.3%
Industrial & Other:									
Total sq. ft.	30,485								
Leased sq. ft. (2)	27,780		972		1,373		1,866		23,569
Percent	100.0%		3.5%		4.9%		6.7%		84.9%
Annualized rental income (3)	$ 162,946	$	6,813	$	7,915	$	12,128	$	136,090
Percent	100.0%		4.2%		4.9%		7.4%		83.5%
Total:									
Total sq. ft.	69,399								
Leased sq. ft. (2)	60,401		2,369		5,288		5,488		47,256
Percent	100.0%		3.9%		8.8%		9.1%		78.2%
Annualized rental income (3)	$ 969,856	$	32,926	$	100,960	$	94,063	$	741,907
Percent	100.0%		3.4%		10.4%		9.7%		76.5%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 9/30/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 9/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET (1)

(dollars and sq. ft. in thousands)



	Total as of 9/30/2011	2011	2012	2013	2014 and Thereafter
Metro Philadelphia, PA:					
Total sq. ft.	5,053				
Leased sq. ft. (2)	4,190	72	347	721	3,050
Percent	100.0%	1.7%	8.3%	17.2%	72.8%
Annualized rental income (3)	$ 120,539	$ 1,362	$ 10,078	$ 18,301	$ 90,798
Percent	100.0%	1.1%	8.4%	15.2%	75.3%
Oahu, HI:					
Total sq. ft.	17,896				
Leased sq. ft. (2)	16,839	446	830	520	15,043
Percent	100.0%	2.6%	4.9%	3.1%	89.4%
Annualized rental income (3)	$ 75,618	$ 2,876	$ 3,474	$ 3,968	$ 65,300
Percent	100.0%	3.8%	4.6%	5.2%	86.4%
Metro Chicago, IL:					
Total sq. ft.	3,850				
Leased sq. ft. (2)	3,419	53	329	103	2,934
Percent	100.0%	1.6%	9.6%	3.0%	85.8%
Annualized rental income (3)	$ 105,679	$ 1,347	$ 9,896	$ 3,410	$ 91,026
Percent	100.0%	1.3%	9.4%	3.2%	86.1%
Metro Washington, DC:					
Total sq. ft.	1,644				
Leased sq. ft. (2)	1,398	108	409	213	668
Percent	100.0%	7.7%	29.3%	15.2%	47.8%
Annualized rental income (3)	$ 42,542	$ 3,000	$ 13,998	$ 5,960	$ 19,584
Percent	100.0%	7.1%	32.9%	14.0%	46.0%
Metro Denver, CO:					
Total sq. ft.	2,014				
Leased sq. ft. (2)	1,758	35	342	130	1,251
Percent	100.0%	2.0%	19.5%	7.4%	71.1%
Annualized rental income (3)	$ 42,497	$ 842	$ 6,669	$ 4,118	$ 30,868
Percent	100.0%	2.0%	15.7%	9.7%	72.6%
Australia:					
Total sq. ft.	1,756				
Leased sq. ft. (2)	1,669	395	88	175	1,011
Percent	100.0%	23.7%	5.3%	10.5%	60.5%
Annualized rental income (3)	$ 31,706	$ 3,014	$ 820	$ 1,725	$ 26,147
Percent	100.0%	9.5%	2.6%	5.4%	82.5%
Other markets:					
Total sq. ft.	37,186				
Leased sq. ft. (2)	31,128	1,260	2,943	3,626	23,299
Percent	100.0%	4.0%	9.5%	11.6%	74.9%
Annualized rental income (3)	$ 551,275	$ 20,485	$ 56,025	$ 56,581	$ 418,184
Percent	100.0%	3.7%	10.2%	10.3%	75.8%
Total:					
Total sq. ft.	69,399				
Leased sq. ft. (2)	60,401	2,369	5,288	5,488	47,256
Percent	100.0%	3.9%	8.8%	9.1%	78.2%
Annualized rental income (3)	$ 969,856	$ 32,926	$ 100,960	$ 94,063	$ 741,907
Percent	100.0%	3.4%	10.4%	9.7%	76.5%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 9/30/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 9/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.



PORTFOLIO LEASE EXPIRATION SCHEDULE (1)

(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring (2)	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring (3)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2011	2,369	3.9%	3.9%	$ 32,926	3.4%	3.4%
2012	5,288	8.8%	12.7%	100,960	10.4%	13.8%
2013	5,488	9.1%	21.8%	94,063	9.7%	23.5%
2014	4,814	8.0%	29.8%	77,876	8.0%	31.5%
2015	4,555	7.5%	37.3%	102,188	10.5%	42.0%
2016	5,898	9.8%	47.1%	95,668	9.9%	51.9%
2017	3,055	5.0%	52.1%	80,963	8.4%	60.3%
2018	3,420	5.7%	57.8%	72,179	7.4%	67.7%
2019	3,578	5.9%	63.7%	42,411	4.4%	72.1%
2020	2,871	4.7%	68.4%	73,935	7.6%	79.7%
Thereafter	19,065	31.6%	100.0%	196,687	20.3%	100.0%
Total	60,401	100.0%		$ 969,856	100.0%	
Weighted average remaining lease term (in years)	8.0			6.3		

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 9/30/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 9/30/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

EXHIBITS

Pitt St
Wilmot St

310-320 Pitt Street, Sydney, Australia.
Square Feet: 313,865.

300 North Greene Street, Greensboro, NC.
Square Feet: 324,161.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)



EXHIBIT A

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Calculation of NOI (1):				
Rental income	$ 238,790	$ 193,059	$ 662,596	$ 572,205
Operating expenses	(100,912)	(83,023)	(275,760)	(240,280)
Property net operating income (NOI)	$ 137,878	$ 110,036	$ 386,836	$ 331,925
Reconciliation of NOI to Net Income:				
Property NOI	$ 137,878	$ 110,036	386,836	$ 331,925
Depreciation and amortization	(56,389)	(42,794)	(159,072)	(130,560)
General and administrative	(11,450)	(9,704)	(33,559)	(28,081)
Loss on asset impairment	-	-	-	(21,491)
Acquisition related costs	(4,805)	(1,559)	(9,722)	(2,965)
Operating income	65,234	55,979	184,483	148,828
Interest and other income	369	571	1,428	2,134
Interest expense	(49,423)	(44,192)	(145,037)	(133,716)
Gain (loss) on early extinguishment of debt	310	(796)	310	(796)
Equity in earnings of investees	2,768	1,999	8,390	6,643
Gain on issuance of shares by an equity investee	11,177	18,390	11,177	34,808
Income from continuing operations before income tax expense	30,435	31,951	60,751	57,901
Income tax (expense) benefit	(307)	34	(743)	(329)
Income from continuing operations	30,128	31,985	60,008	57,572
Discontinued operations:				
Income from discontinued operations	653	6,673	2,777	16,877
Loss on asset impairment from discontinued operations	(9,247)	-	(9,247)	-
Loss on early extinghishment of debt from discontinued operations	-	(248)	-	(248)
Gain on sale of properties from discontinued operations	7,001	4,568	41,573	4,568
Income before gain on sale of properties	28,535	42,978	95,111	78,769
Gain on sale of properties	-	22,832	-	34,336
Net income	$ 28,535	$ 65,810	$ 95,111	$ 113,105

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We consider NOI to be an appropriate supplemental measure to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components from net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, net income available for common shareholders or cash flow from operating activities determined in accordance with GAAP, as an indicator of our financial performance or liquidity, nor is NOI necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. NOI should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION OF EBITDA

(amounts in thousands)

EXHIBIT B

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Net income	$ 28,535	$ 65,810	$ 95,111	$ 113,105
Plus: interest expense from continuing operations	49,423	44,192	145,037	133,716
Plus: interest expense from discontinued operations	-	551	-	3,790
Plus: income tax expense (benefit)	307	(34)	743	329
Plus: depreciation and amortization from continuing operations	56,389	42,794	159,072	130,560
Plus: depreciation and amortization from discontinued operations	1,336	5,768	4,467	17,440
Plus: EBITDA from investees	5,846	4,757	17,282	14,200
Plus: loss on asset impairment from continuing operations	-	-	-	21,491
Plus: loss on asset impairment from discontinued operations	9,247	-	9,247	-
Plus: acquisition related costs from continuing operations	4,805	1,559	9,722	2,965
Plus: acquisition related costs from discontinued operations	5	-	148	7
Less: (gain) loss on early extinguishment of debt from continuing operations	(310)	796	(310)	796
Less: loss on early extinguishment of debt from discontinued operations	-	248	-	248
Less: gain on sale of properties	-	(22,832)	-	(34,336)
Less: gain on sale of properties from discontinued operations	(7,001)	(4,568)	(41,573)	(4,568)
Less: equity in earnings of investees	(2,768)	(1,999)	(8,390)	(6,643)
Less: gain on issuance of shares by an equity investee	(11,177)	(18,390)	(11,177)	(34,808)
EBITDA	$ 134,637	$ 118,652	$ 379,379	$ 358,292

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical costs, EBITDA can facilitate a comparison of our current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do. Reclassifications were made to prior periods to conform to current period presentation.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)



EXHIBIT C

		For the Three Months Ended		For the Nine Months Ended	
		9/30/2011	9/30/2010	9/30/2011	9/30/2010
Calculation of FFO:					
Net income	$	28,535	$ 65,810	$ 95,111	$ 113,105
Plus: depreciation and amortization from continuing operations		56,389	42,794	159,072	130,560
Plus: depreciation and amortization from discontinued operations		1,336	5,768	4,467	17,440
Plus: FFO from investees		4,918	3,544	14,476	11,302
Less: gain on sale of properties		-	(22,832)	-	(34,336)
Less: gain on sale of properties from discontinued operations		(7,001)	(4,568)	(41,573)	(4,568)
Less: equity in earnings of investees		(2,768)	(1,999)	(8,390)	(6,643)
FFO		81,409	88,517	223,163	226,860
Less: preferred distributions		(13,823)	(12,667)	(33,162)	(38,001)
FFO available for common shareholders	$	67,586	$ 75,850	$ 190,001	$ 188,859
Calculation of Normalized FFO:					
FFO	$	81,409	$ 88,517	$ 223,163	$ 226,860
Plus: acquisition related costs from continuing operations		4,805	1,559	9,722	2,965
Plus: acquisition related costs from discontinued operations		5	-	148	7
Plus: loss on asset impairment from continuing operations		-	-	-	21,491
Plus: loss on asset impairment from discontinued operations		9,247	-	9,247	-
Plus: normalized FFO from investees		5,142	4,223	15,175	12,647
Less: (gain) loss on early extinguishment of debt from continuing operations		(310)	796	(310)	796
Less: loss on early extinguishment of debt from discontinued operations		-	248	-	248
Less: early extinguishment of debt settled in cash		(232)	-	(232)	-
Plus: average minimum rent from direct financing lease		329	-	768	-
Less: FFO from investees		(4,918)	(3,544)	(14,476)	(11,302)
Less: interest earned from direct financing lease		(432)	-	(1,036)	-
Less: gain on issuance of shares by an equity investee		(11,177)	(18,390)	(11,177)	(34,808)
Normalized FFO		83,868	73,409	230,992	218,904
Less: preferred distributions		(13,823)	(12,667)	(33,162)	(38,001)
Normalized FFO available for common shareholders	$	70,045	$ 60,742	$ 197,830	$ 180,903
Weighted average common shares outstanding -- basic		81,536	65,173	75,307	62,198
Weighted average common shares outstanding -- diluted (1)		88,834	72,471	82,605	69,496
FFO available for common shareholders per share -- basic	$	0.83	$ 1.16	$ 2.52	$ 3.04
FFO available for common shareholders per share -- diluted (1)	$	0.83	$ 1.13	$ 2.52	$ 2.98
Normalized FFO available for common shareholders per share -- basic	$	0.86	$ 0.93	$ 2.63	$ 2.91
Normalized FFO available for common shareholders per share -- diluted (1)	$	0.86	$ 0.92	$ 2.62	$ 2.87

(1) At 9/30/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We compute FFO and Normalized FFO as shown above. FFO is computed on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, computed in accordance with GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization and FFO from equity investees. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gains from issuance of shares by equity investees, gain and loss on early extinguishment of debt unless settled in cash, loss on asset impairment, the difference between average minimum rent and interest earned from direct financing lease and the difference between FFO and Normalized FFO from equity investees. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, term loan agreement and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP, as indicators of our financial performance or liquidity, nor are FFO and Normalized FFO necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. FFO and Normalized FFO should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.



CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)

EXHIBIT D

		For the Three Months Ended		For the Nine Months Ended	
		9/30/2011	9/30/2010	9/30/2011	9/30/2010
Normalized FFO available for common shareholders		$ 70,045	$ 60,742	$ 197,830	$ 180,903
Plus:	lease value amortization from continuing operations	2,406	1,676	5,383	4,498
Plus:	lease value amortization from discontinued operations	71	247	241	713
Plus:	amortization of prepaid interest and debt discounts from continuing operations	1,515	1,784	5,467	5,260
Plus:	amortization of prepaid interest and debt discounts from discontinued operations	-	55	-	384
Plus:	distributions from investees	4,179	4,079	12,438	12,039
Plus:	non-cash general and administrative expenses paid in common shares (1)	256	303	888	778
Plus:	minimum cash rent from direct financing lease	2,025	-	4,679	-
Less:	average minimum rent from direct financing lease	(329)	-	(768)	-
Less:	straight-line rent from continuing operations	(7,747)	(3,137)	(23,187)	(7,426)
Less:	straight-line rent from discontinued operations	(59)	(323)	(636)	(637)
Less:	building improvements	(4,947)	(2,918)	(10,589)	(4,621)
Less:	total TI and LC	(20,582)	(15,552)	(55,172)	(39,866)
Less:	Normalized FFO from investees	(5,142)	(4,223)	(15,175)	(12,647)
CAD		$ 41,691	$ 42,733	$ 121,399	$ 139,378
Weighted average common shares outstanding -- basic		81,536	65,173	75,307	62,198
CAD per share		$ 0.51	$ 0.66	$ 1.61	$ 2.24

(1) Represents the amortized value of shares issued during the year to trustees and officers of CWH, and RMR employees, under CWH's equity compensation plan.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate CAD differently than we do.



CALCULATION OF DILUTED NET INCOME, FFO, NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Net income available for common shareholders	$ 14,712	$ 53,143	$ 61,949	$ 75,104
Add -- Series D convertible preferred distributions (1)	6,167	6,167	18,501	18,501
Net income available for common shareholders -- diluted	$ 20,879	$ 59,310	$ 80,450	$ 93,605
FFO available for common shareholders (2)	$ 67,586	$ 75,850	$ 190,001	$ 188,859
Add -- Series D convertible preferred distributions (1)	6,167	6,167	18,501	18,501
FFO available for common shareholders -- diluted	$ 73,753	$ 82,017	$ 208,502	$ 207,360
Normalized FFO available for common shareholders (2)	$ 70,045	$ 60,742	$ 197,830	$ 180,903
Add -- Series D convertible preferred distributions (1)	6,167	6,167	18,501	18,501
Normalized FFO available for common shareholders -- diluted	$ 76,212	$ 66,909	$ 216,331	$ 199,404
Weighted average common shares outstanding -- basic	81,536	65,173	75,307	62,198
Effect of dilutive Series D preferred shares (1)	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	88,834	72,471	82,605	69,496

(1) As of 9/30/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares.

(2) See Exhibit C for calculation of FFO available for common shareholders and Normalized FFO available for common shareholders.